Filed by Starwood Hotels & Resorts Worldwide, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Starwood Hotels & Resorts Worldwide, Inc.
Commission File No.: 001-07959
Commission File No. for Registration Statement on
Form S-4 filed by Marriott International, Inc.:333-208684

The following letter was sent by Senior Vice President, Starwood Sales Organization Alison Taylor to Starwood’s customers beginning on February 11, 2016:

Dear Customer:

We are just a few weeks into 2016, simultaneously looking back on a year of record growth for Starwood Hotels & Resorts and looking forward to the possibilities that lie ahead as we prepare to join together with Marriott International to create the world’s largest hotel company.

It’s an exciting time, to be sure.  We know you have questions about what the Starwood/Marriott merger may bring, and while we don’t yet have all the answers, we’re working toward them.  What we do know is this:  our customers are at the core of everything we do and that will not change.

Here’s what else we know:

We’ll be here for you.  Many of you have expressed concern about what the merger might mean for our teams and how it could affect the strong relationships we worked so hard to build with you over the years.  Just last week, Marriott announced that there would be very few, if any, changes at the property level worldwide in 2016.  What’s more, they said they will keep Starwood sellers, our on-property revenue management teams, and our global offices in place after closing, at least through 2016.  We’re thrilled about that, and you should be too.

It is business as usual at our hotels.  Even in this “business unusual” year for Starwood, we remain committed to delivering the service excellence, creativity and flexibility you’ve come to expect from Starwood, and for now, you’ll see no changes to SPG Pro, Luxury Privileges or SPG Business.  As we work to bring the best of Starwood and the best of Marriott together, the future of these important programs are top of mind for us, as we know they are for you.

Starwood’s brands matter. You’ve told us how much they matter to you, and that’s why we’re continuing to invest in innovation and unique programming across Starwood’s eleven brands in 2016.  And they matter to Marriott—while it’s still early in the process, Marriott has indicated that it expects our distinct and powerful brands to remain largely intact.

We’ll see you on the road.  Our team will be at all regularly-scheduled tradeshows, road shows, expos and Customer Advisory Board meetings in 2016 – and we look forward to seeing you there!

We’re listening to your concerns, and we’re sharing them with Marriott as we work through the merger and integration process.  As we have more information and answers in the months ahead, you’ll continue to be among the first to hear.  In the meantime, we remain at your service wherever you need us—whether in our hotels, with your Starwood seller, at spg.com, the SPG mobile app, or via our Customer Contact Centers.

Best,

Alison

Cautionary Statement Regarding Forward Looking Statements
This communication includes “forward-looking” statements, as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases.  Forward-looking statements are any statements other than statements of historical fact, including statements regarding Starwood’s and Marriot’s expectations, beliefs, hopes, intentions or strategies regarding the future.  Among other things, these forward-looking statements may include statements regarding the proposed combination of Starwood and Marriott; our beliefs relating to value creation as a result of a potential combination with Marriott; the expected timetable for completing the transactions; benefits and synergies of the transactions; future opportunities for the combined company; and any other statements regarding Starwood’s and Marriott’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, forward-looking statements can be identified by the use of words such as “may,” “will,” “expects,” “should,” “believes,” “plans,” “anticipates,” “estimates,” “predicts,” “potential,” “continue,” or other words of similar meaning.  Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements.  Factors that might cause such a difference include, but are not limited to, general economic conditions, our financial and business prospects, our capital requirements, our financing prospects, our relationships with associates and labor unions, our ability to consummate potential acquisitions or dispositions or the spin-off of our vacation ownership business and its concurrent acquisition by Interval Leisure Group, Inc. (“ILG”) or realize the anticipated benefits of the spin-off and concurrent acquisition by ILG, and those disclosed as risks in other reports filed by us with the Securities and Exchange Commission (“SEC”), including those described in Part I of our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K as well as on Marriott’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K and those discussed in the joint proxy statement/prospectus included in the registration  statement on Form S-4 (Reg. No. 333-208684) filed by Marriott with the SEC on December 22, 2015 and any further amendments thereto. Other risks and uncertainties include the timing and likelihood of completion of the proposed transactions between Starwood and Marriott, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that Starwood’s stockholders may not approve the proposed transactions; the possibility that Marriott’s stockholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of Starwood and Marriott will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; as well as more specific risks and uncertainties. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management's opinion only as of the date on which they were made.  Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

NO OFFER OR SOLICITATION
This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
The proposed transaction involving Marriott and Starwood will be submitted to Starwood’s stockholders and Marriott’s stockholders for their consideration.  In connection with the proposed transaction, Marriott has filed with the SEC on December 22, 2015 a registration statement on Form S-4 (Reg. No. 333-208684) that includes a joint proxy statement/prospectus for Starwood’s stockholders and Marriott’s stockholders.  The registration statement, which has been amended in recent filings by Marriott, has not yet become effective.  After the registration statement is declared effective by the SEC, Starwood will mail the joint proxy statement/prospectus to its stockholders, Marriott will mail the joint proxy statement/prospectus to its stockholders and Starwood and Marriott will file other documents regarding the proposed transaction with the SEC.  This communication is not intended to be, and is not, a substitute for such filings or for any other document that Marriott or Starwood may file with the SEC in connection with the proposed transaction.  SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY FURTHER AMENDMENTS AND ANY OTHER RELEVANT DOCUMENTS, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  The registration statement, the joint proxy statement/prospectus, any further amendments and other relevant materials and any other documents filed or furnished by Marriott or Starwood with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, security holders will be able to obtain free copies of the registration statement, the joint proxy statement/prospectus and any further amendments from Marriott by going to its investor relations page on its corporate web site at www.marriott.com and from Starwood by going to its investor relations page on its corporate web site at www.starwoodhotels.com.

PARTICIPANTS IN THE SOLICITATION
Marriott, Starwood, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about Marriott’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 7, 2015 and information about Starwood’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 17, 2015.  These documents are available free of charge from the sources indicated above, and from Marriott by going to its investor relations page on its corporate web site at www.marriott.com and from Starwood by going to its investor relations page on its corporate web site at www.starwoodhotels.com.  Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction is presented in the joint proxy statement/prospectus included in the registration statement on Form S-4 (Reg. No. 333-208684) filed by Marriott with the SEC on December 22, 2015 and may be included in other relevant materials that Marriott and Starwood file with the SEC.